JONES, HALEY & MOTTERN, P.C.
                                ATTORNEYS AT LAW

                            SOUTH TERRACES, SUITE 170
                           115 PERIMETER CENTER PLACE
                           ATLANTA, GEORGIA 30346-1238
RICHARD W. JONES                 www.corplaw.net         Telephone 770-804-0500
email: jones@corplaw.net                                 Facsimile  770-804-0509


                                 April 10, 2007

VIA OVERNIGHT MAIL

Mr. Christian Windsor, Special Counsel United States Securities and Exchange Commission 100 F Street, N.E.
Washington, DC  20549
Attention:  Timothy A. Geishecker

         Re: NB Telecom, Inc. Amendment No. 3 the Registration Statement on Form SB-2; File Number: 333-134073 [JH&M File No. 3469.01]

Dear Mr. Geishecker:

         This firm represents NB Telecom, Inc., ("Registrant" or the "Company") which filed a Form SB-2 Registration Statement on May 16, 2006. Your office provided comments to the filing by your letter dated June 8, 2006. Subsequently, the Registrant filed Amendment No. 1 to the Registration Statement on November 8, 2006 and your office provided comments to that filing by your letter dated December 12, 2006 (the "Comment Letter"). On February 9, 2007 the Company filed Amendment No. 2 to the Registration Statement and your office provided comments to that filing by your letter dated March 13, 2007 (the "Comment Letter"). In your comment letter, you requested that the Registrant file a cover letter with its next Amendment to the Registration Statement, which provides responses to the numbered paragraphs of your comment letter, and which provides any supplemental information requested. At this time, we are submitting on behalf of the Registrant, Amendment No. 3 to the Registration Statement on Form SB-2, and we are also forwarding a redlined copy of the Registration Statement, which discloses changes from Amendment No. 2. The purpose of this letter is to facilitate your review by providing responses to your comment letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

         Our responses are as follows:

         General

         1. As we previously discussed by conference call, we believe that Rule 12g-3(a) does not apply to NB Telecom, Inc. on a post-spin-off basis, because USIP, its current parent, is going forward and filing its reports separately under the 34 Act.

         2. We have provided additional discussion regarding the ownership changes of USIP under the heading Relationship Between USIP and Us after The Spinoff.

Mr. Christian Windsor
April 10, 2007
Page 2


         Summary Financial Information, Page 2

         3. We have amended the table of Summary Financial Information on page 2 to reflect "Statement of Operations Data", "Operating Income (loss)" and "Net Income (loss)."

         Material Federal Income Tax Consequences of the Spinoff, Page 13

         4. The disclosure under the heading "Material Federal Income Tax Consequences of the Spinoff" has been revised to reflect that an opinion of counsel was received which states that the proposed spinoff will be tax-free.

         Capitalization, Page 21

         5. Footnote 1 to the Capitalization Table has been revised to state that, although the Spinoff Record Date has passed, the transaction has not been completed and the information in the table assumes the Spinoff transaction took place on December 31, 2006.

         Management Discussion and Analysis, Page 23

         6. The Management Discussion and Analysis section has been revised to discuss the Company's financial condition, cash flows, and net loss with respect to its Income Statement.

         Financial Statements Note 1, Nature of Business and Summary of Significant Accounting Policies, Page 43

         7. Footnote one has been amended to disclose how common expenses paid by USIP have been allocated in the Company's financial statements.

         Other Regulatory

         8. The financial statements have been updated for the period through December 31, 2006.

         We hope these comments are helpful in facilitating your review of the amended Registration Statement and we appreciate your responsiveness to our filing. Considering the length of time this filing has been under review, we are hopeful we can go effective very quickly now. If you should have any questions, or if you need any clarification of the issues discussed in this letter, please contact me at the telephone number noted above.

                                   Sincerely,

                                   JONES, HALEY & MOTTERN, P.C.


                                   By:  /s/ Richard W. Jones
                                   -------------------------
                                            Richard W. Jones